

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2021

Mark Kalvoda
Chief Financial Officer
Titan Machinery Inc.
644 East Beaton Drive
West Fargo, ND 58078-2648

> **Re: Titan Machinery Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2021**
> **Filed March 31, 2021**
> **File No. 1-33866**

Dear Mr. Kalvoda:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 38

1. Your adjustments for ERP transition costs and tax valuation allowances in your reconciliations of adjusted net income and adjusted diluted EPS appear to result in individually tailored recognition methods. Please revise your presentation to omit these adjustments or tell us why you believe they are appropriate. Refer to Question 100.04 of the Staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Adjusted Cash Flow Reconciliation, page 42

2. Please tell us more about the nature of the adjustment for constant equity in equipment inventory and your consideration of the guidance in Item 10(e)(1)(ii)(A) of Regulation S-K.

Consolidated Statements of Operations, page 52

3.   It appears cost of revenue excludes a portion of depreciation and amortization expense. We also note that you present gross profit. Please tell us in detail what depreciation and amortization is included in cost of revenue. In addition, tell us your consideration of SAB Topic 11:B.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tony Watson at (202) 551-3318 or Adam Phippen at (202) 551-3336 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services